Exhibit No. (19)
Why It Matters
In our work, we may become aware of material, non-public information, or “inside information,” about K-C or companies we do business with. Improper use of this information can cause substantial harm and embarrassment to you and K-C. Insider trading not only harms financial markets but is also illegal.
The K-C Way
This policy reminds directors, officers, and employees of our insider trading policy and provides clear guidelines for engaging in transactions in K-C securities.
What’s Expected
The purpose of this document is to:
•set forth a policy prohibiting board directors, officers and certain designated employees from pledging, hedging or engaging in derivatives trading in Kimberly-Clark stock; and
•provide an overview of Rule 10b5-1 trading plans.
A.    Insider Trading Policy Statement
The insider trading rules of the U.S. federal and state securities laws prohibit: (1) the purchase, sale or other transfer of securities, either directly or indirectly, by a person who has material information relating to a company that has not been publicly disclosed; and (2) a person with material nonpublic information from disclosing this information to others who then trade, an activity generally known as “tipping.”
As a result, Kimberly-Clark Corporation (“Kimberly-Clark” or the “Corporation”) has a policy that prohibits board directors, officers, employees, and consultants (collectively, “insiders”) from trading, either directly or indirectly, in the stock or other securities of Kimberly-Clark when an insider has material nonpublic information about Kimberly-Clark. This policy also applies to trading in the stock or other securities of other companies (including a customer, supplier or competitor of Kimberly-Clark, or a company with which Kimberly-Clark may be negotiating a major transaction) when an insider has material nonpublic information about that company obtained as a result of the insider’s employment or relationship with Kimberly-Clark. The policy also prohibits an insider from providing material nonpublic information to others without express authorization from Kimberly-Clark or recommending to others that they trade while the insider has material nonpublic information.
The policy applies to all persons living in the insider’s household, including family members and unrelated persons living in their home, and any family members who do not live in the insider’s household but whose transactions in Kimberly-Clark securities are directed by the insider or are subject to the insider’s influence or control, such as parents or children who consult with the insider before they trade in Kimberly-Clark securities (collectively referred to as “Family Members”). This policy also applies to trusts for which insiders or their Family Members are the trustee or have a beneficial or pecuniary interest and corporations or other business entities controlled, influenced or managed by insiders or their Family

Members (together with Family Members, “Related Parties”). Unless otherwise indicated, all references to “insider” in this policy should be read to include all of an insider’s Related Parties.
There is no exception to this policy for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure).
B.    Covered Transactions
“Trading” includes purchases, sales, and gifts of stocks, bonds, debentures, options, puts, calls, and other securities. Trading also includes transactions in Kimberly-Clark securities held in the 401(k) or other retirement plan (including the K-C Stock Fund), including 401(k) transfers or allocation elections relating to the K-C Stock Fund, and sales of stock acquired by exercising employee stock options or vesting of employee restricted share units, as well as entering into or amending a Rule 10b5-1 trading plan to trade Kimberly-Clark securities in the future (for more information about trading plans, see Section G below). Trading includes both trades in the public market, such as the New York Stock Exchange (“NYSE”), and privately-arranged transactions. Making and changing “sell-all” or tax elections are also transactions covered by the policy.
C.    Material Nonpublic Information
Material Information. In general, information is deemed to be “material” if it is likely that a reasonable investor would consider the information important in deciding whether to buy, sell or hold Kimberly-Clark common stock. Common examples of information that may be material include:
•projections of future earnings or losses, changes in such projections, or other financial guidance;
•actual earnings or losses;
•a significant pending or prospective joint venture, merger, acquisition, tender offer, or financing;
•a significant new business or strategic relationship or a material change in, or the loss of, such a relationship;
•the gain or loss of, or material change in, a material contract, or the gain or loss of a material customer or supplier;
•changes in senior management, other major personnel changes (including layoffs or reorganizations), or labor negotiations;
•a dividend, stock split, securities repurchase, or securities offering;
•financial liquidity problems; and
•assessments of a potentially significant data loss or other security breach.
When in doubt whether nonpublic information is material, it is best not to engage in a transaction.
Nonpublic Information. Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, through a press release, a publicly accessible conference call or a filing with the SEC) and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered absorbed and evaluated after one full trading day has elapsed after the information is released. For example, if the Corporation announces material nonpublic information before trading begins on Thursday, then a transaction in Kimberly-Clark securities may be executed on Friday; if the Corporation announces material nonpublic information after trading begins on Thursday, then a transaction in Kimberly-Clark securities may be executed on Monday.

D.    Blackout Periods
The Corporation’s quarterly and annual financial results are, of course, material information. Because of the sensitivity of that information, insiders should not buy or sell Kimberly-Clark common stock during the “blackout period” (including, for officers and employees, 401(k) transfers or allocation elections relating to the K-C Stock Fund). Under the blackout periods, Kimberly-Clark board directors, officers and other designated employees (as identified from time to time by the Corporate Secretary), as well as their Related Parties (collectively, “Restricted Persons”) are prohibited from trading in Kimberly-Clark common stock (including in the K-C Stock Fund) beginning on the first day of the last month of each quarter until the first trading day following the Corporation’s conference call for reporting the results of that quarter.
From time to time the Corporate Secretary may impose a blackout period in addition to the regular quarterly blackout periods due to developments involving material nonpublic information. In such events, the Corporate Secretary may notify particular individuals that they should not trade in Kimberly-Clark common stock, and that they should not disclose to others the fact that a blackout period has been imposed.
Employees who are not Restricted Persons but who may have access to sensitive information should not trade if they have material nonpublic information and are encouraged to comply with the blackout periods in order to help ensure compliance with the policy and U.S. federal and state securities laws.
E.    Preclearance
Board directors and certain officers designated by the Corporate Secretary, as well as their Related Parties, are required to obtain clearance from the General Counsel’s or Corporate Secretary’s offices prior to any transaction in Kimberly-Clark common stock. Precleared transactions not completed within five (5) business days of receiving pre-clearance will require new pre-clearance. Even if a transaction is precleared, it may not be executed if the requestor acquires material nonpublic information concerning the Corporation prior to executing the transaction. If a proposed transaction is not approved under the preclearance policy, the requestor should refrain from initiating any transaction in Kimberly-Clark common stock, and should not inform anyone within or outside of the Corporation of the restriction.
F.    No Hedging or Pledging Transactions
Restricted Persons are prohibited from hedging or pledging Kimberly-Clark common stock as described below.
Restricted Persons may not:
•Engage in hedging transactions involving Kimberly-Clark stock through puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds or similar derivative transactions;
•Engage in short sales of Kimberly-Clark stock, including “sales against the box,” which means sales of securities owned but not delivered against the sale; or
•Hold Kimberly-Clark stock in a margin account or otherwise pledge Kimberly-Clark stock as collateral for a loan.
These activities may put the interests of a Restricted Person in conflict with the best interests of the Corporation and its stockholders.

G.    Rule 10b5-1 Trading Plans
Rule 10b5-1 trading plans can be used to mitigate the risk of violating insider trading obligations and ensure that stock transactions are not vulnerable to claims that the insider was in possession of material nonpublic information at the time of a transaction. If the plan meets the requirements of Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the guidelines included in Exhibit A, transactions in Kimberly-Clark common stock may occur even when the person who has entered into the plan is aware of material nonpublic information or during a blackout period. Exhibit A provides a description and examples of Rule 10b5-1 trading plans. Rule 10b5-1 trading plans of Restricted Persons are required to be reviewed and approved by the Corporate Secretary’s office.
H.    Share Repurchases and Other Stock Transactions by the Corporation
The Corporation may only transact in Kimberly-Clark stock in compliance with U.S. federal and state securities laws.
I.    Consequences of Violations
Insiders who violate the policy may be subject to disciplinary action by the Corporation, up to and including termination. In addition, federal, state and other authorities may impose significant penalties, fines or criminal liability, including imprisonment, on insiders or others who trade on, or tip, material nonpublic information, or otherwise violate applicable insider trading laws, even if they did not profit from the activity.
* * * * *
Insiders bear the ultimate responsibility for adhering to the policy and avoiding improper trading. Please contact the Corporate Secretary’s office should you have any questions with respect to these matters.
When to Ask a Question or Raise a Concern
Each of us has an obligation to ask questions or raise concerns if we suspect that misconduct has occurred, or if a K-C employee or third party acting on behalf of K-C has violated the K-C Code, K-C policies, or laws. You do not need to be certain that a violation has occurred before speaking up.
How to Ask a Question or Raise a Concern
Generally, your team leader or another business leader will be in the best position to resolve a compliance question or concern.
If you are not able to resolve the question or concern with your team leader or another business leader, or if you do not feel comfortable approaching these leaders, K-C offers several methods for raising questions and concerns. You can speak to one of your business partners in Legal, Global Ethics & Compliance, Global Security, Finance, or Human Resources.
K-C HelpLine
You can also ask a question or raise a concern using the K-C HelpLine. If you contact the K-C HelpLine, please specify who was involved, who might have direct knowledge of the incident, what occurred, when it occurred, and why you think it happened. This type of specific information will allow us to conduct a thorough and fair evaluation. You may contact the

K-C HelpLine anonymously (where permitted by law), but we encourage you to provide us with contact information so that we can reach you with any follow-up questions.
The K-C HelpLine is available 24-hours a day, 7-days a week, in native languages where K-C’s facilities are located. A professional company that is independent of K-C will take your information and then promptly report it to the Global Ethics & Compliance team for review. You may contact the K-C HelpLine directly by telephone, e-mail, or web:
–Telephone:
1-844-KC-HELP1 or 1-844-524-3571 (United States)
For local or toll-free HelpLine numbers in other countries, see www.KCHelpLine.com
–E-mail: KCHelpLine@kcc.com
–Web: www.KCHelpLine.com
We encourage you to ask your questions and raise your concerns directly to K-C so we can take appropriate actions. But, nothing in this policy prevents you from reporting potential violations of law to relevant government authorities.
Our Anti-Retaliation Commitment
K-C does not tolerate retaliation against anyone who raises a concern in good faith or who cooperates in a review.  Individuals engaging in this type of retaliatory conduct will be subject to discipline action.  If you believe someone has retaliated against you or against someone else, raise a concern immediately.  Our anti-retaliation commitment is further described in our Compliance HelpLine Reporting Policy.

EXHIBIT A
Rule 10b5-1 Trading Plans
Rule 10b5-1 Overview. This rule provides greater flexibility for insiders, as well as their Related Parties, to trade in their company stock. By complying with this rule, an insider may buy or sell Kimberly-Clark stock (including selling shares in connection with the exercise of options on company stock), on a regular basis regardless of the trading window under our existing insider trading policies, and with minimal restrictions under SEC laws. This flexibility is only available by complying with the requirements of Rule 10b5-1. As such, the Corporation has adopted the following guidelines regarding the adoption, modification and termination of any such Rule 10b5-1 trading plan. These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. All references in these guidelines to “insiders” should be read to include their Related Parties. Capitalized terms used in these guidelines without definition have the meaning set forth in the Insider Trading Policy.
Preexisting Program. First, the insider must establish a program for buying or selling company stock in advance of the insider’s trade. This means that the insider must (i) enter into a binding contract to purchase or sell the security, (ii) provide instructions to another person to execute the trade for the insider’s account, or (iii) adopt a written plan for trading the securities. The contract, instruction or plan must be entered into at a time when the insider is not otherwise in possession of material, nonpublic information. To satisfy this requirement, the insider’s contract, instruction, or plan must be entered into during a window period, and preferably at the front end of the period.
No Discretion. Second, the written contract, instruction, or plan must be structured so that the insider does not have discretion at a later date to determine the particulars of the transaction. This means that the contract, instruction, or plan must (i) specify the amount, price, and date; (ii) provide a written formula, or computer program, for determining the amounts, prices, and dates; or (iii) not permit the insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales.
Compliance with Program. Third, the purchase or sale must occur in accordance with the written contract, instruction, or plan. A purchase or sale is not pursuant to a contract, instruction or plan if, among other things, the insider alters or deviates from the contract, instruction, or plan or enters into or alters a corresponding position with respect to those securities. Additionally, the insider must enter into the Rule 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1. Insiders must act in good faith with respect to the Rule 10b5-1 trading plan for the entirety of its duration.
No Overlapping Rule 10b5-1 Trading Plans. No more than one Rule 10b5-1 trading plan can be effecting trades at a time. Notwithstanding the foregoing, two separate Rule 10b5-1 trading plans can be in effect at the same time (but not trading at the same time) so long as the later-commencing plan meets all the conditions set forth in Rule 10b5-1.

Depending on the circumstances, terminating an earlier-commencing plan after entering into the later-commencing plan may cause plan(s) to no longer be eligible for the affirmative defense under Rule 10b5-1.
Single Transaction Plans. Insiders may not enter into more than one Rule 10b5-1 trading plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
Cooling-Off Period. The first trade under the Rule 10b5-1 trading plan may not occur until the expiration of a cooling-off period as follows:
•For directors and officers, as defined in Rule 16a-1(f) under the Exchange Act, as well as their Related Parties, the later of (1) two business days following the filing of the Corporation’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 trading plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 trading plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•For other insiders, 30 days after adoption of the Rule 10b5-1 trading plan.

Modifications and Terminations. Modifications and terminations of an existing Rule 10b5-1 trading plan are strongly discouraged due to legal risks and can affect the validity of trades that have taken place under the plan prior to such modification or termination. Under Rule 10b5-1 and these guidelines, any modification to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 trading plan will be deemed to be a termination of the current Rule 10b5-1 trading plan and creation of a new Rule 10b5-1 trading plan. As such, the modification of an existing Rule 10b5-1 trading plan must be reviewed and approved in advance by the Corporate Secretary’s office in accordance with the pre-clearance procedures set forth in the Insider Trading Policy, and will be subject to all the other requirements set forth herein regarding the adoption of a new Rule 10b5-1 trading plan. The termination (other than through a modification) of an existing Rule 10b5-1 trading plan must be reviewed and approved in advance by the Corporate Secretary’s office in accordance with pre-clearance procedures set forth in the Insider Trading Policy.
Whether or not a Rule 10b5-1 trading plan will be of benefit to an insider will depend on the insider’s own individual circumstances. Some examples where the rule may be useful include the following:
•The insider knows that a fixed financial obligation will come due in the future (after any applicable cooling-off period), such as college tuition, and the insider intends to pay the obligation with the proceeds of the sale of stock, but the due date falls within a blackout period. The insider could establish a program that would provide for the sale of a specified amount of stock on a date certain in the future in order to generate the needed cash, without regard to whether the date is in the blackout period.
•The insider has a tax obligation due next April and the insider will need to sell stock at some point between now and then to be able to fund the obligation. The insider could establish a program that provides for the sale of the stock if the price drops below a stated floor between any time following the applicable cooling-off period and April and if the limit price floor is not reached, sell the stock on April 10th (for example). Again, this sale could occur even if the blackout period were to be in effect at the time of the sale (which it would be if the sale were to take place on April 10th).
•The insider has options that are going to expire in several months and intends to exercise them using the cashless exercise program at Merrill Lynch. The insider is not sure when the insider wants to exercise the options but wants protection from a drop in the price of the stock. The insider could establish a program using limit pricing that permits this transaction to go forward without regard to the blackout periods.
•There are undoubtedly many other examples that an insider or the insider’s financial advisors may identify as potential transactions that may make sense under the insider’s own special circumstances. Insiders should consult with your stockbroker or financial advisors regarding what sort of contracts, formulae or plans are appropriate for you, if any.
Any contract, instruction, or plan that a Kimberly-Clark board director, officer or other Restricted Person intends to use in reliance on the rule must be reviewed in advance by the Corporate Secretary’s office. No trades should occur until this review has taken place.
Please contact the Corporate Secretary’s office if you have any questions about this matter.